Exhibit 99.1

Our ref            JUH/610333-000003/19808051v2

Direct tel        +852 36907431

Email               juno.huang@maples.com

Origin Agritech Limited

No. 21 Sheng Ming Yuan Road

Changping District, Beijing

China 102206

21 May 2021

Dear Sirs

Origin Agritech Limited

We have acted as counsel as to British Virgin Islands law to Origin Agritech Limited (the "Company") in connection with its entry into the Equity Purchase Agreement dated 21 May 2021, made between the Company and Oasis Capital, LLC (the "Equity Purchase Agreement"), pursuant to which the Company may issue and sell its ordinary shares of no par value (the "Offer Shares"), for aggregate offering price of up to US$10,000,000, and an additional 14,245 ordinary shares of no par value as the commitment shares (the “Commitment Shares”) pursuant to the Company’s registration statement on Form F-3, including all amendments or supplements thereto (the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") under the U.S. Securities Act of 1933, as amended to date relating to the offering (the "Offering").

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The public records of the Company on file and available for public inspection at the Registry of Corporate Affairs in the British Virgin Islands (the "Registry of Corporate Affairs") on 14 May 2021, including the Company's Certificate of Incorporation and its Memorandum and Articles of Association (the "Memorandum and Articles").

1.2	The written resolutions of the board of directors of the Company dated 30 April 2021 (the "Resolutions").

1.3	A certificate of good standing with respect to the Company issued by the Registrar of Corporate Affairs dated 12 May 2021 (the "Certificate of Good Standing").

1.4	The Registration Statement.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the British Virgin Islands which are in force on the date of this opinion letter. In giving the following opinions we have relied (without further verification) upon the completeness and accuracy, as at the date of this opinion letter, of the Certificate of Good Standing and the Register of Members. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Memorandum and Articles remain in full force and effect and are unamended.

2.2	The Resolutions were signed by all the directors in the manner prescribed in the Memorandum and Articles of the Company, including as to the disclosure of any director's interests in the Warrant Agreements, and have not been amended, varied or revoked in any respect

2.3	The members of the Company (the "Members") have not restricted or limited the powers of the directors of the Company in any way and there is no contractual or other prohibition (other than as arising under Cayman Islands law) binding on the Company prohibiting it from entering into and performing its obligations under the Registration Statement.

2.4	The directors of the Company at the date of Resolutions were Gengchen Han, Michael Walter Trimble, Min Lin, Rong Chen and Fei Wang.

2.5	The minute book and corporate records of the Company as maintained at its registered office in the British Virgin Islands are complete and accurate in all material respects, and all minutes and resolutions filed therein represent a complete and accurate record of all meetings of the Members and directors (or any committee thereof) (duly convened in accordance with the Memorandum and Articles) and all resolutions passed at the meetings, or passed by written resolution or consent, as the case may be.

2.6	Copy documents or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.7	All signatures, initials and seals are genuine.

2.8	All public records of the Company which we have examined are accurate and the information disclosed by the searches which we conducted against the Company at the Registry of Corporate Affairs is true and complete and such information has not since then been altered and such searches did not fail to disclose any information which had been delivered for registration but did not appear on the public records at the date of our searches.

2.9	Prior to the completion of the sale and transfer of the Offer Shares pursuant to the Offering, (i) not less than [ ] ordinary shares of the Company will be allotted and issued by the Company to Oasis Capital, LLC ("Oasis Capital") or its nominee pursuant to and in accordance with the terms of the Equity Purchase Agreement, and (ii) Oasis Capital or its nominee will be entered into the Register of Members as the holder of such ordinary shares.

2.10	There will be sufficient Ordinary Shares authorised for issue under the Company's Memorandum and Articles.

2.11	There is nothing under any law (other than the laws of the British Virgin Islands) which would or might affect the opinions set out below.

2.12	There is nothing contained in the minute book or corporate records of the Company (which you have not inspected) which would or might affect the opinions set out below.

2.13	The Company is not the subject of legal, arbitral, administrative or other proceedings in any jurisdiction. Nor have the directors or shareholders of the Company taken any steps to have the Company struck off or placed in liquidation, nor have any steps been taken to wind up the Company. Nor has any receiver been appointed over any of the Company's property or assets.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company is a company limited by shares registered with limited liability under the BVI Business Companies Act (as amended) (the "Act"), is in good standing at the Registry of Corporate Affairs, and is validly existing under the laws of the British Virgin Islands.

3.2	The allotment and issuance of the Offer Shares and the Commitment Shares have been duly authorised, and upon (i) the allotment and issue of the Offer Shares and Commitment Shares by the Company, (ii) the registration of Oasis Capital as the holder of such shares in the Register of Members, and (iii) the payment of the subscription price therefor as set out in the Equity Purchase Agreement, the Offer Shares and Commitment Shares to be sold to Oasis Capital will have been legally issued and allotted, and will be fully paid and non-assessable.

4	Qualifications

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion letter or otherwise with respect to the commercial terms of the transactions the subject of this opinion letter.

Under section 42 of the Act, the entry of the name of a person in the register of members of a company as a holder of a share in a company is prima facie evidence that legal title in the share vests in that person. A third party interest in the shares in question would not appear. An entry in the register of members may yield to a court order for rectification (for example, in the event of inaccuracy or omission).

In this opinion the phrase "non-assessable" means, with respect to the issuance of shares, that a shareholder shall not, in respect of the relevant shares, have any obligation to make further contributions to the Company's assets (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstance in which a court may be prepared to pierce or lift the corporate veil.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the Rules and Regulations of the Securities and Exchange Commission thereunder.

Yours faithfully

/S/ Maples and Calder (Hong Kong) LLP

Maples and Calder (Hong Kong) LLP

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